Exhibit (k)(2)

FORM OF EXPENSE REIMBURSEMENT AGREEMENT

iCapital Fund Advisors LLC

60 East 42nd Street

New York, New York 10165

As of [ ], 2026

Rockefeller Multi Alternatives Portfolio

60 East 42nd Street

New York, New York 10165

Re:	Expense Reimbursement Agreement

Ladies and Gentlemen:

iCapital Fund Advisors LLC (the “Adviser”) and Rockefeller Multi Alternatives Portfolio (the “Fund”) wish to enter into this Expense Reimbursement Agreement, dated as of the date first set forth above (this “Agreement”) to document the agreement between the Adviser and the Fund whereby the Adviser will reimburse the Fund for certain expenses of the Fund as detailed in Section 1 below.

Reference is made to the following related agreements: (i) the Investment Management Agreement, dated as of [ ], 2026, by and between the Fund and the Adviser (the “Advisory Agreement”); (ii) the Fund Administration Support Agreement, dated as of [ ], 2026, by and between the Fund and iCapital Admin Agent LLC (the “Admin Agent”); and (iii) certain tri-party administrative support agreements executed or to be executed by and among the Fund, the Admin Agent, and investment managers or general partners of certain underlying funds in which the Fund invests (the “Tri-Party Administrative Support Agreements”).

Accordingly, the Adviser and the Fund agree as follows:

1.	Expense Reimbursement.

(a)

For the period from the commencement of the Fund’s operations until the third anniversary thereof (the “Initial Term”), together with any successive one-year renewal term pursuant to Section 2 hereof (each, a “Renewal Term” and, together with the Initial Term, the “Expense Limitation Period”), subject to the terms hereof, the Adviser agrees to limit the operating expenses of the Fund as reflected in the “Other Expenses” row of the Fund’s fee table (“Other Expenses”) set forth in the Fund’s registration statement on Form N-2 (File No. 811-24189) (the “Registration Statement”) to 0.50% per annum of the net assets of the Fund as of the close of business on the last business day of the applicable month or other applicable period, without taking into account any repurchase of shares to be effected as of the end of the month or other applicable period (the “Expense Limitation Amount”). For this purpose, Other Expenses do not include the Management Fee (as such term is defined in the Advisory Agreement) or the distribution and servicing fees payable pursuant to the Fund’s Distribution and Service Plan.

(b)

Any expense reimbursement payments received by the Admin Agent pursuant to the Tri-Party Administrative Support Agreements (such payments, the “Administrative Support Payments”) will first be applied to offset Other Expenses for the relevant month or other applicable period (but not below $0), then to offset the Management Fee payable for such month or other applicable period (but not below $0), and only any Administrative Support Payments remaining after both such Other Expenses and the Management Fee for such month or other applicable period have been fully offset will be carried forward and applied in subsequent months or other applicable periods in the same order.

(c)

For each month or other applicable period within the Expense Limitation Period, to the extent that Other Expenses with respect to such month or other applicable period, after giving effect to Administrative Support Payments applied to offset Other Expenses, exceed the Expense Limitation Amount, the Adviser will pay, absorb or reimburse such excess (an “Expense Reimbursement Payment”).

(d)

The Adviser will recoup amounts that it has paid, absorbed or reimbursed pursuant to this Agreement for a period of three years from the date on which such amounts were paid, absorbed or reimbursed, provided that such recoupment does not cause the Fund’s Other Expenses (after giving effect to any Administrative Support Payments applied to offset Other Expenses) to exceed the Expense Limitation Amount in effect at the time such amounts were paid, absorbed or reimbursed. Any Expense Reimbursement Payment may be effected by one or more customary operational methods as elected by the Adviser, and shall be administered by the Fund in a manner consistent with the Fund’s books and records, accounting and payment procedures, the Registration Statement and applicable law.

2.

Term. This Agreement will remain in effect throughout the Initial Term, unless terminated by the Fund’s Board of Trustees upon thirty (30) days’ written notice to the Adviser. Following the Initial Term, this Agreement may be renewed for successive one-year Renewal Terms by the mutual written agreement of the Adviser and the Fund, and any such renewal shall be effective as of the day immediately following the last day of the Initial Term or the then-current Renewal Term, as applicable. Unless so renewed, this Agreement will terminate automatically at the end of the Initial Term or the then-current Renewal Term, as applicable. During any Renewal Term, this Agreement may be terminated by the Fund’s Board of Trustees upon thirty (30) days’ written notice to the Adviser. This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination. Sections 1(d) and 4 of this Agreement shall survive any termination of this Agreement.

3.

Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

4.

Construction and Forum. This Agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

5.

Counterparts. This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

6.

Severability. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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iCAPITAL FUND ADVISORS LLC

By:
Name: Brian Hourihan
Title: Authorized Signatory

Accepted and Agreed:

ROCKEFELLER MULTI ALTERNATIVES PORTFOLIO

By:
Name:	Nicholas Veronis
Title:	President

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